Exhibit 99.2

Triple Flag Precious Metals Corp.

Condensed Interim Consolidated Balance Sheets

($US thousands) (Unaudited)	As at March 31, 2023	As at December 31, 2022
ASSETS
Cash and cash equivalents	$21,712	$71,098
Amounts receivable and prepaid expenses (Note 5)	14,431	9,603
Loans receivable (Note 6)	12,493	-
Financial assets (Note 7)	20,218	9,906
Inventory	361	-
Current assets	69,215	90,607

Mineral interests (Note 8)	1,793,998	1,228,171
Loans receivable (Note 6)	17,883	11,096
Other assets (Note 9)	4,285	4,547
Deferred income tax	3,020	2,610
Financial assets (Note 7)	36,016	-
Non-current assets	1,855,202	1,246,424

TOTAL ASSETS	$1,924,417	$1,337,031

LIABILITIES AND EQUITY
Liabilities
Amounts payable and other liabilities	$9,417	$11,320
Lease obligation	282	277
Income tax payable	1,497	989
Current liabilities	11,196	12,586

Long-term debt (Note 10)	80,000	-
Lease obligation	2,028	1,640
Deferred income tax	1,526	1,485
Other non-current liabilities	3,716	2,841
Non-current liabilities	87,270	5,966

Shareholders' equity
Share capital (Note 14)	1,740,574	1,250,194
Retained earnings	69,127	63,670
Other	16,250	4,615
	1,825,951	1,318,479

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,924,417	$1,337,031

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Triple Flag Precious Metals Corp.

Condensed Interim Consolidated Statements of Income

For the three months ended March 31 ($US thousands, except per share information) (Unaudited)	2023	2022
Revenue (Note 15)	$50,269	$37,755

Cost of sales
Cost of sales excluding depletion	11,467	3,032
Depletion	15,928	13,179
Gross profit	22,874	21,544

General administration costs (Note 11)	5,830	4,075
Business development costs (Note 11)	1,574	148
Sustainability initiatives	118	140
Operating income	15,352	17,181

Gain on disposition of mineral interests	-	2,099
Increase (decrease) in fair value of financial assets (Note 7)	3,653	(658)
Finance costs, net	(1,308)	(537)
Other income	158	-
Foreign currency translation gain (loss)	45	(53)
Other (expenses) income	2,548	851

Earnings before income taxes	17,900	18,032
Income tax expense	(1,366)	(2,143)
Net earnings	$16,534	$15,889

Earnings per share (Note 13)
Basic	$0.09	$0.10
Diluted	$0.09	$0.10

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Triple Flag Precious Metals Corp.

Condensed Interim Consolidated Statements of Cash Flows

For the three months ended March 31 ($US thousands) (Unaudited)	2023	2022
Operating activities
Net earnings	$16,534	$15,889
Adjustments for the following items:
Depletion of mineral interests	15,928	13,179
Non-cash cost of sales related to prepaid gold interests	5,560	-
Amortization	93	97
(Gain) Loss on disposition of mineral interests	-	(2,099)
(Increase) decrease in fair value of financial assets (Note 7)	(3,653)	658
Stock-based compensation expense	847	742
Income tax expense	1,366	2,143
Finance and other costs	1,916	823
Operating cash flow before working capital and taxes	38,591	31,432
Income taxes paid	(1,226)	(1,670)
Change in working capital	1,505	(3,403)
Operating cash flow	38,870	26,359

Investing activities
Acquisition of mineral interests (Note 4)	(146,004)	(9,148)
Proceeds on disposition of mineral interests	-	4,500
Proceeds on sale of investments	-	6,258
Acquisition of loans receivables	(8,500)	-
Acquisition of investments	(741)	(2,337)
Net cash used in investing activities	(155,245)	(727)

Financing activities
Proceeds from long-term debt (Note 10)	110,000	-
Repayments of long-term debt (Note 10)	(30,000)	-
Proceeds from exercise of stock options (Note 14)	805	-
Normal course issuer bid purchase of common shares (Note 14)	(2,571)	(225)
Dividends paid (Note 14)	(10,042)	(7,411)
Repayments and interest on lease obligation	(84)	(83)
Payments of interest on long-term debt	(1,121)	(496)
Net cash from (used in) financing activities	66,987	(8,215)
Effect of exchange rate changes on cash and cash equivalents	2	43
(Decrease) Increase in cash and cash equivalents during the period	(49,386)	17,460
Cash and cash equivalents at beginning of the period	71,098	40,672
Cash and cash equivalents at end of the period	$21,712	$58,132

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Triple Flag Precious Metals Corp.

Condensed Interim Consolidated Statements of Changes in Equity

($US thousands, except share information) (Unaudited)	Common Shares	Share Capital	Retained Earnings	Other Equity and Reserves	Total
At January 1, 2022	156,036,737	$1,253,013	$40,298	$1,311	$1,294,622

Normal course issuer bid purchase of common shares	(18,590)	(149)	(76)	-	(225)
Stock-based compensation	-	-	-	742	742
Net earnings	-	-	15,889	-	15,889
Dividends	-	-	(7,411)	-	(7,411)
Balance at March 31, 2022	156,018,147	$1,252,864	$48,700	$2,053	$1,303,617

At January 1, 2023	155,685,593	$1,250,194	$63,670	$4,615	$1,318,479

Shares issued to Maverix shareholders	45,097,390	491,111	-	-	491,111
Issuance of shares from exercise of stock options	210,367	805	-	-	805
Normal course issuer bid purchase of common shares	(191,206)	(1,536)	(1,035)	-	(2,571)
Stock-based compensation granted to Maverix employees	-	-	-	6,709	6,709
Stock-based compensation	-	-	-	847	847
Net earnings	-	-	16,534	-	16,534
Dividends	-	-	(10,042)	-	(10,042)
Warrants issued to Maverix shareholders	-	-	-	7,938	7,938
Automatic Share Purchase Plan	-	-	-	(3,859)	(3,859)
Balance at March 31, 2023	200,802,144	1,740,574	69,127	$16,250	$1,825,951

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

1. Nature of operations

Triple Flag Precious Metals Corp. (“TF Precious Metals”) was incorporated on October 10, 2019 under the Canada Business Corporations Act. TF Precious Metals is domiciled in Canada and the address of its registered office is 161 Bay Street, Suite 4535, Toronto, Ontario, M5J 2S1, Canada.

The condensed interim consolidated financial statements of TF Precious Metals for the three months ended March 31, 2023 and 2022 comprise TF Precious Metals and its wholly owned subsidiaries (together, the “Company” or “Triple Flag”).

The Company is a gold-focused streaming and royalty company. Its revenues are generated from a diversified portfolio of properties in Australia, Canada, Chile, Colombia, Honduras, Mexico, Mongolia, Peru, South Africa and the United States.

2. Basis of presentation

These condensed interim consolidated financial statements of TF Precious Metals and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

These condensed interim consolidated financial statements should be read in conjunction with TF Precious Metals’ most recently issued audited financial statements for the years ended December 31, 2022 and 2021 (“2022 Annual Financial Statements”), which include information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies were presented in Note 3 to the 2022 Annual Financial Statements and have been consistently applied in the preparation of these condensed interim consolidated financial statements. Certain comparative figures have been reclassified to conform to current year presentation. There were no new accounting standards effective January 1, 2023 that had a material impact to the Company’s financial statements as at March 31, 2023. These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of TF Precious Metals on May 9, 2023.

3. Critical accounting estimates and judgments

The judgments, estimates, assumptions and risks discussed here reflect updates from the 2022 Annual Financial Statements. For judgments, estimates, assumptions and risks related to other areas not discussed in these condensed interim consolidated financial statements, please refer to Note 4 of the 2022 Annual Financial Statements.

Accounting for the acquisition of Maverix Metals Inc.

Management determined that the Company’s acquisition of Maverix Metals Inc. ("Maverix") (Note 4), which owned a portfolio of stream, royalty and other interests, did not meet the definition of a business combination under IFRS 3 – Business Combinations. The acquisition included amounts receivable, mineral interests, financial assets, loans receivable and liabilities. Streams and royalties are standard contractual entitlements and Triple Flag can continue to utilize its existing processes to manage royalty receipts. Accordingly, the acquisition has been accounted for as the purchase of individual assets and liabilities in accordance with relevant IFRS standards (IAS 16 – Property, Plant and Equipment, IFRS 9 – Financial Instruments, IAS 37 – Provisions, Contingent Liabilities and Contingent Assets). The identifiable assets and liabilities acquired are measured at their relative fair values at the date of acquisition. The determination of the relative fair values required management to make assumptions and estimates on the future production profiles, metal prices, discount rates, and exchange rates.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

Impairment

As at March 31, 2023, the Company did not identify any indicators of impairment or reversal of impairment for any of its mineral interests and as a result, no impairment test was performed for the three months ended March 31, 2023.

4. Acquisition of Maverix Metals Inc.

January 19, 2023
Cash and cash equivalents	$4,080
Amounts receivable	5,869
Inventory	1,261
Financial Assets	47,494
Mineral Interest	587,817
Loan receivable	10,231
Amounts payable and other liabilities	(11,133)
Lease obligation	(460)
Income tax payable	(351)
Total assets acquired, net of liabilities assumed	$644,808

Number of Triple Flag shares issued to Maverix shareholders	45,097,390
Value of Triple Flag shares issued to Maverix shareholders	491,111
Cash consideration paid to Maverix shareholders	86,666
Cash paid to retire Maverix credit facility	46,608
Maverix share options exchanged for Triple Flag replacement share options valued using Black Scholes	6,709
Maverix warrants exercisable for 1,800,000 Triple Flag shares	7,938
Transaction costs	5,776
Purchase consideration	$644,808

On January 19, 2023, the Company acquired all of the issued and outstanding common shares of Maverix pursuant to the terms of an arrangement agreement dated November 9, 2022 (the “Agreement”). Pursuant to the Agreement, Maverix shareholders had the option to receive either 0.36 of a TF Precious Metals common share or $3.92 in cash per Maverix common share, in each case subject to pro-ration such that the aggregate cash consideration would not exceed 15% of the total consideration and the aggregate share consideration does not exceed 85% of the total consideration. In addition, (i) holders of options to acquire Maverix Shares received fully vested replacement options to acquire Triple Flag Shares; and (ii) the restricted share units (“RSUs”) of Maverix outstanding immediately prior to the effective time of the transaction, whether vested or unvested, were assigned and transferred by the holder to Maverix in exchange for a cash payment and each RSU was immediately cancelled. The outstanding Maverix warrants (the “Maverix Warrants”) (5,000,000 Maverix share warrants outstanding with an exercise price of $3.28 per Maverix Share outstanding as of the closing date) were automatically adjusted in accordance with their terms, such that if and when exercised, Maverix warrant holders would receive a total of 1,800,000 Triple Flag shares at an exercise price of $9.11 per Triple Flag Share. In connection with the closing, Triple Flag paid $86,666, issued 45,097,390 common shares to all former Maverix shareholders and incurred $5,776 of transaction costs. The transaction was recorded during the first quarter of 2023. Following the completion of the acquisition, Maverix Metals Inc. became a wholly-owned subsidiary of Triple Flag.

The transaction has been accounted for as an asset acquisition on January 19, 2023, with mineral interests of $587,817. The significant cash flowing mineral interests are described and disclosed in Note 8. The other net assets acquired in the transaction included cash and cash equivalents, amounts receivable, prepaid gold interests and loans receivable of approximately $68,935, amounts payable and other liabilities, lease liabilities and income tax payable of $11,944. The other liabilities included change of control under the terms of Maverix’s employment agreements.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

5. Amounts receivable and prepaid expenses

As at	March 31, 2023	December 31, 2022
Royalties receivable	$10,760	$7,510
Other receivables	1,699	551
Prepaid expenses	1,033	1,306
Sales tax recoverable	939	236
Total amounts receivable and prepaid expenses	$14,431	$9,603

Royalties receivable represent amounts that are generally collected within 45 days of quarter-end. Prepaid expenses largely represent various insurance programs that are in place.

6. Loans receivable

As at	March 31, 2023	December 31, 2022
Bridge Financing - Stornoway Diamonds[1]	$11,323	$11,096
Convertible Debenture – Excelsior Mining[2]	1,521	-
Loan receivable – Nevada Copper[3]	5,039	-
Loan receivable – Elevation Gold[4]	12,493	-
Total loans receivable	30,376	11,096
Current portion	12,493	-
Loans receivable – long-term	$17,883	$11,096

[1]	Represents a receivable under a bridge financing facility provided by certain secured lenders, including the Company, in June 2019 to Stornoway and certain of its subsidiaries. The loan bears interest at 8.25% per annum, which is calculated and compounded monthly and is capitalized until repayment. The increase in the loan balance during the three months ended March 31, 2023 represents additional funding and interest accrued on the loan.
[2]	On February 9, 2023, Triple Flag invested $1,500 in Excelsior Mining Corp (“Excelsior”) in the form of a Convertible Debenture (“Debenture”). The Debenture matures on February 9, 2026 and carries interest at 10%. Interest is payable in cash or in Excelsior Shares, at the election of Triple Flag. The Debenture also has a conversion feature whereby Triple Flag has the option to convert it onto Excelsior shares prior to maturity.
[3]	In connection with the Nevada Copper restart financing package for operations at the Pumpkin Hollow mine, its senior credit facility was amended to provide for a new tranche of up to $25,000, of which the Company committed $5,000, which was funded during the first quarter of 2023. The loan carries interest at SOFR plus an adjustment spread and a fixed margin, at the time funds were advanced. The loan matures on July 31, 2029 and can be repaid prior to maturity with no penalty.
[4]	In conjunction with the acquisition of Maverix, Triple Flag acquired a loan receivable from Elevation Gold and subsequently provided an additional $2,000 loan during the quarter. Under the terms of the agreement, interest accrues at an interest rate of 12% per annum, payable quarterly, with principal payable on or before December 31, 2023.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

7. Financial assets

As at	March 31, 2023	December 31, 2022
Investments[1]	$9,461	$5,372
Prepaid gold interests – Steppe Gold[2]	1,980	4,534
Prepaid gold interests – Auramet Capital Partners[3]	43,784	-
Prepaid gold interests – Elevation Gold Mining[4]	1,009	-
Total financial assets	56,234	9,906
Financial assets – current	20,218	9,906
Financial assets – long-term	$36,016	$-

[1]	Investments comprise equity interests and warrants in publicly traded and private companies and have been recorded at fair value. The fair value of the public equity investments is classified as level 1 of the fair value hierarchy because the main valuation inputs used are quoted prices in active markets, the fair value of the warrants is classified as level 2 because one or more of the significant inputs are based on observable market data, and the fair value of the private equity investments is classified as level 3 of the fair value hierarchy because the relevant observable inputs are not available. Refer to Note 12 for additional details. During the three months ended March 31, 2023, the Company subscribed 15,384,615 shares of Monarch Corporation for C$1,000 through a private placement.
[2]	On September 26, 2022, the Company entered into an agreement with Steppe Gold to acquire a prepaid gold interest. The Company made a cash payment of $4,800 to acquire the prepaid gold interest in exchange for delivery of 3,000 ounces of gold that will be delivered by Steppe Gold in 8 monthly deliveries. The Steppe Gold Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss and fair value is calculated based on the London Bullion Market Association PM fix on the last trading day of the quarter.
[3]	On January 19, 2023, as part of the Maverix acquisition, the Company acquired a prepaid gold interest with Auramet Capital Partners, L.P., a subsidiary of Auramet International LLC (“Auramet”). The contract requires Auramet to deliver 1,250 ounces of gold plus an amount of gold that is equivalent to all dividends distributed by Auramet on 2% of its shares to Triple Flag per quarter. Triple Flag is required to make ongoing cash payments equal to 16% of the spot gold price for each gold ounce delivered. On and after ten years and 50,000 ounces of gold have been delivered to Triple Flag (since inception), Auramet shall have the option to terminate the stream for a cash payment of $5,000 less certain cash flows related to the gold deliveries. The Auramet Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss.
[4]	On January 19, 2023, as part of the Maverix acquisition, the Company acquired a prepaid gold interest with Elevation Gold Mining (“Elevation”). Under the agreement, Elevation will make quarterly deliveries to the Company of certain amounts of gold, as well as gold ounces equivalent to $1,000 at the time of delivery. The Company will make ongoing payments equal to 5% of the spot gold price at the time of delivery for each ounce delivered. The agreement terminates on June 28, 2023. The Elevation Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss.

For the three months ended March 31, 2023, the Company recognized a gain of $3,653 (2022: $658 loss) as a result of changes in fair value of financial assets.

8. Mineral interests

March 31, 2023	Mineral Streams	Royalties	Total[1]
Cost
As at January 1, 2023	$1,281,254	$285,857	$1,567,111
Additions[2]	76,700	505,353	582,053
As at March 31, 2023	$1,357,954	$791,210	$2,149,164

Accumulated depletion and impairments
As at January 1, 2023	$(284,095)	$(54,845)	$(338,940)
Depletion	(12,343)	(3,883)	(16,226)
As at March 31, 2023	$(296,438)	$(58,728)	$(355,166)
Carrying value	$1,061,516	$732,482	$1,793,998

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

December 31, 2022	Mineral Streams	Royalties	Total[1]
Cost
As at January 1, 2022	$1,277,091	$234,476	$1,511,567
Additions[3]	4,163	53,782	57,945
Disposals[4]	-	(2,401)	(2,401)
As at December 31, 2022	$1,281,254	$285,857	$1,567,111

Accumulated depletion and impairments
As at January 1, 2022	$(244,506)	$(41,828)	$(286,334)
Depletion	(39,589)	(9,417)	(49,006)
Impairment charges[5]	-	(3,600)	(3,600)
As at December 31, 2022	$(284,095)	$(54,845)	$(338,940)
Carrying value	$997,159	$231,012	$1,228,171

1.	Includes 1,186,292 (2022: $1,036,220) of depletable mineral interest and $607,706 (2022: $191,951) of non-depletable mineral interest.
2.	Reflects acquisition of Maverix, including transaction costs that have been capitalized.
3.	Reflects NCU Royalty and Stream amendment, acquisition of Clean Air Metals royalty, Beaufor royalty, and Sofia royalty. Transaction costs incurred to date have been capitalized.
4.	Reflects Talon royalty buy-down in 2022 which resulted in a gain of $2,099.
5.	Reflects impairment charge taken for the Beaufor royalty in 2022.

Significant cash flowing mineral interests acquired during Q1 2023 as part of the Maverix acquisition includes (see Note 4):

La Colorada

La Colorada mine is a long life underground polymetallic mine located in Mexico. Under the stream agreement with Pan American Silver, operator of La Colorada mine, the Company receives 100% of the gold produced from the mine with an ongoing payment of $650 per ounce of gold. The stream is uncapped and has no buyback. On acquisition, the fair value ascribed to the stream interest was $22,500, which was determined using a discounted cash flow model. Key assumptions used in the analysis were a 5% discount rate, long term consensus prices and an estimated mine life of 18 years.

El Mochito

El Mochito is a mine located in north-western Honduras. Under the stream arrangement with Kirungu, the operator of El Mochito mine, the Company receives 25% of the silver produced from the mine with an ongoing payment of 25% of spot silver price. The stream is uncapped and has no buyback provisions. On acquisition, the fair value ascribed to the stream interest was $24,300, which was determined using a discounted cash flow model. Key assumptions used in the analysis were a 5% discount rate, long term consensus prices and an estimated mine life of 9 years.

Beta Hunt

Beta Hunt mine is located in the prolific Kambalda mining district, located 600km from Perth, Western Australia. As part of the royalty agreement with Karora Resources, operator of Beta Hunt, the Company holds a 3.25% GRR and 1.5% NSR Royalty on gold and 1.5% NSR royalty on Nickel. The royalty is uncapped and has no buyback provisions. On acquisition, the fair value ascribed to the royalty interest was $46,400, which was determined using a discounted cash flow model. Key assumptions used in the analysis were a 5% discount rate, long term consensus prices and an estimated mine life of 8 years.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

Camino Rojo

Camino Rojo oxide gold mine is a gold and silver open-pit heap leach mine located in Mexico. As part of the royalty agreement with Orla Mining, operator of Camino Rojo, the Company will receive a 2.0% NSR Royalty. The royalty is uncapped and has no buyback provisions. On acquisition, the fair value ascribed to the royalty interest was $27,400, which was determined using a discounted cash flow model. Key assumptions used in the analysis were 5% discount rate, long term consensus prices and an estimated mine life of 10 years.

9. Other assets

As at	March 31, 2022	December 31, 2022
Deferred charges – Credit Facility[1]	$2,275	$2,445
Right-of-use asset[2]	1,749	1,811
Leasehold improvements, furniture and fixtures	261	291
Total other assets	$4,285	$4,547

[1]	Represents costs associated with the issuance and amendment of the Credit Facility. These costs are being amortized as a component of interest over the life of the Credit Facility.
[2]	Represents the asset recognized under IFRS 16. It relates to a lease entered into by the Company and they are being amortized over the remaining life of the lease.

10. Long-term debt

As at
Long-term debt – January 1, 2023	$-
Revolving Credit Facility drawdown	110,000
Repayments	(30,000)
Long-term debt - March 31, 2023	$80,000

Revolving Credit Facility

On September 22, 2022, the Company extended the maturity of the $500,000 Credit Facility by four years, with a new maturity date of August 30, 2026 (the “Credit Facility”), and increased the uncommitted accordion from $100,000 to $200,000, for a total availability of up to $700,000.

The Credit Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of mineral interests and other assets. The Credit Facility is secured by the Company’s assets, present and future (including mineral interests and other assets).

Advances under the Credit Facility can be drawn as follows:

•	Base rate loans with interest payable monthly at the greater of: (a) the aggregate of (i) the Federal Funds Effective Rate and (ii) 1/2 of 1.0% per annum and (b) the Base Rate Canada, plus between 0.75% and 1.75% per annum (December 31, 2022: 0.75% and 1.75% per annum) depending on the Company’s leverage ratio; or

•	Term benchmark loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of SOFR, plus between 1.75% and 2.75% per annum (December 31, 2022: SOFR, plus 1.75% and 2.75% per annum), depending on the Company’s leverage ratio.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

As at March 31, 2023, $80,000 was drawn from the Credit Facility in order to fund the Maverix acquisition. Finance costs relating to the Credit Facility for the three months ended March 31, 2023 were $1,921, including amortization of debt issuance costs and standby fees. This compares to finance costs of $774 for the three months ended March 31, 2022, including interest charges, amortization of debt issuance costs and standby fees. The Credit Facility includes covenants that require the Company to maintain certain financial ratios, including leverage ratios, as well as certain non-financial requirements. As at March 31, 2023, all such ratios and requirements were met.

11. Operating expenses by nature1

For the three months ended	March 31, 2023	March 31, 2022
Employee costs[2,3]	$3,943	$2,709
Office, insurance and other expenses	1,320	895
Professional services[3]	2,048	522
Amortization	93	97
Total operating expenses	$7,404	$4,223

[1]	Includes general administration costs and business development costs.
[2]	Includes share-based compensation expense of $1,624 for the three months ended March 31, 2023 (2022: $1,333)
[3]	Certain costs have been presented within business development costs due to their nature.

12. Financial instruments

The Company’s financial instruments include cash and cash equivalents, amounts receivable (excluding sales taxes and prepaid expenses), financial assets (including investments and prepaid gold interests), loans receivable, amounts payable and other liabilities, lease obligations and long-term debt. The cash and cash equivalents balance as at March 31, 2023 consists of cash on deposit with major Canadian and U.S. banks in interest bearing accounts totaling $21,712.

The Company applies all of the requirements of IFRS 9 to its financial instruments. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset. IFRS 9 introduced a single expected credit loss impairment model, which is based on changes in debt or credit quality since initial recognition.

IFRS 9 applies an expected credit loss model to evaluate financial assets for impairment. The Company’s financial assets which are subject to credit risk include cash and cash equivalents, amounts receivable (excluding sales taxes and prepaid expenses) and loans receivable. The amounts receivable (excluding sales taxes and prepaid expenses) are carried at amortized cost and had a carrying value of $12,459 as at March 31, 2023 (December 31, 2022: $8,061). Considering the current turnover and credit risk associated with the amounts receivable (excluding sales taxes and prepaid expenses) and loans receivable, the application of the expected credit loss model did not have a significant impact on the Company’s financial assets, because the Company determined that the expected credit losses on its financial assets were nominal.

To provide an indication of the reliability of the inputs used in determining fair value, the Company classifies its financial instruments into the three levels prescribed under the accounting standards. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Refer to Note 7 for additional details on investments that are measured at fair value.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

The carrying value of amounts receivable (excluding sales taxes and prepayments), cash and cash equivalents, financial assets (including investments and prepaid gold interests), loans receivable, amounts payable and other liabilities, lease obligations and long-term debt approximate their fair value. Financial assets and financial liabilities as at March 31, 2023 and December 31, 2022 were as follows:

As at March 31, 2023	FVTPL	Financial Assets at amortized cost	Financial Liabilities at amortized cost
Cash and cash equivalents	$-	$21,712	$-
Amounts receivable (excluding sales taxes and prepaid expenses)	-	12,459	-
Financial assets	56,234	-	-
Loans receivable	-	30,376	-
Amounts payable and other liabilities and lease obligation	-	-	11,727
Long-term debt			80,000
Total	$56,234	$64,547	$91,727

As at December 31, 2022	FVTPL	Financial Assets at amortized cost	Financial Liabilities at amortized cost
Cash and cash equivalents	$-	$71,098	$-
Amounts receivable (excluding sales taxes and prepaid expenses)	-	8,061	-
Financial assets	9,906	-	-
Loans receivable	-	11,096	-
Amounts payable and other liabilities and lease obligation	-	-	13,237
Total	$9,906	$90,255	$13,237

13. Earnings per share - basic and diluted

	For the three months ended March 31
	2023		2022
	Basic	Diluted	Basic	Diluted
Net earnings	$16,534	$16,534	$15,889	$15,889
Weighted average shares outstanding	191,778,186	192,405,036	156,027,311	156,027,311
Earnings per share	$0.09	$0.09	$0.10	$0.10

14. Share capital

The Company is authorized to issue an unlimited number of common and preferred shares. As at March 31, 2023, the share capital comprises 200,802,144 common shares with no par value.

	Number of common shares	Share Capital
Balance at December 31, 2021	156,036,737	$1,253,013
Normal course issuer bid purchase of common shares	(351,144)	(2,819)
Balance at December 31, 2022	155,685,593	$1,250,194
Issuance of shares pursuant to the Maverix acquisition	45,097,390	491,111
Exercise of stock options	210,367	805
Normal course issuer bid purchase of common shares and ASPP	(191,206)	(1,536)
Balance at March 31, 2023	200,802,144	$1,740,574

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

Normal Course Issuer Bid and Automatic Share Purchase Plan

In November 2022, Triple Flag received approval from the TSX to renew its NCIB. Under the NCIB, the Company may acquire up to 2,000,000 of its common shares from time to time in accordance with the NCIB procedures of the TSX. Repurchases under the NCIB are authorized until November 14, 2023. Daily purchases on the TSX will be limited to 9,186 common shares, representing 25% of the average daily trading volume of the common shares on the TSX for the period from May 1, 2022 to October 31, 2022 (being 36,744 common shares), except where purchases are made in accordance with the “block purchase exemption” of the TSX rules. All common shares that are repurchased by the Company under the NCIB will be cancelled. For the three months ended March 31, 2023, the Company purchased 191,206 of its common shares under the normal course issuer bid (“NCIB”) for $2,571.

On March 31, 2023, in connection with the NCIB, the Company entered into an Automatic Share Purchase Plan (“ASPP”) with the designated broker responsible for the NCIB. The ASPP is intended to allow for the purchase of its common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions and customary self-imposed blackout periods. On March 31, 2023, the Company instructed the designated broker to make purchases under the ASPP for up to 9,186 shares each day during the period between April 3, 2023 to May 11, 2023. The Company has recorded a liability of $3,859 reflecting the obligation to purchase shares under ASPP as at March 31, 2023.

Dividends

For the three months ended March 31, 2023, the Company declared and paid dividends in United States dollars totaling $10,042 (2022: $7,411). For the three months ended March 31, 2023, no shares were issued from treasury for participation in the Dividend Reinvestment Plan (“DRIP”).

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

15. Revenue

Revenue is comprised of the following:

For the three months ended March 31	2023	2022
Revenue from contracts with customers
Streaming and related interests
Silver	$20,844	$15,990
Gold	18,294	10,984
Other	2,135	2,577
Royalty Interests	8,996	8,204
Total revenues	$50,269	$37,755

Stream and royalty interest revenues were mainly earned from the following mineral interests:

For the three months ended March 31	2023	2022
Revenue from contracts with customers
Streaming and related interests
Cerro Lindo	$13,975	$12,353
Altan Tsagaan Ovoo	6,110	770
Northparkes	5,189	6,870
Moss	2,993	-
RBPlat	2,874	4,232
Buriticá	2,793	2,510
Auramet	2,460	-
Renard	2,135	2,343
Other	2,744	473
	$41,273	$29,551
Royalty Interests
Fosterville	$1,682	$4,070
Beta Hunt	1,835	-
Young-Davidson	1,186	1,525
Other	4,293	2,609
	$8,996	$8,204
Revenue from contracts with customers	$50,269	$37,755

16. Segment disclosure

The Company’s business is organized into one single operating segment, consisting of acquiring and managing precious metal and other high-quality streams and royalties. The Company’s chief operating decision-maker, the CEO, makes capital allocation decisions, reviews operating results and assesses performance.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

Geographic revenues from the sale of metals and diamonds received or acquired from streams and related interests and royalties are determined by the location of the mining operations giving rise to the stream and related interests or royalties.

For the three months ended March 31, 2023 and 2022, stream and royalty revenues were mainly earned from the following jurisdictions:

Revenue by Geography

For the three months ended March 31	2023	2022
Peru[1]	$14,124	$12,353
Australia[2]	10,081	13,292
Mongolia[3]	6,110	770
United States[4]	5,961	473
Canada[5]	3,722	4,125
Mexico	2,928	-
South Africa[3]	2,874	4,232
Colombia[3]	2,793	2,510
Other	1,676	-
Total revenues	$50,269	$37,755

[1]	Includes revenue from streams for the three months ended March 31, 2023 of $13,975 (2022: $12,353), revenue from royalties for the three months ended March 31, 2023 of $149 (2022: $nil).
[2]	Includes revenue from streams for the three months ended March 31, 2023 of $5,189 (2022: $6,870), revenue from royalties for the three months ended March 31, 2023 of $4,892 (2022: $6,422).
[3]	Includes revenue from streams for the three months ended March 31, 2023 of $3,236 (2022: $770), revenue from prepaid gold interest for the three months ended March 31, 2023 of $2,874 (2022: $nil).
[4]	Includes revenue from streams for the three months ended March 31, 2023 of $5,453 (2022: $473), revenue from royalties for the three months ended March 31, 2023 of $508 (2022: $nil).
[5]	Includes revenue from streams for the three months ended March 31, 2023 of $2,135 (2022: $2,343), revenue from royalties for the three months ended March 31, 2023 of $1,587 (2022: $1,782).

17. Subsequent Events

Warrants Exercised

On April 12, 2023, Newmont Corporation, holder of 1,800,000 Triple Flag share warrants exercised the warrants and acquired 1,800,000 Triple Flag shares at an exercise price of $9.11 per share for total proceeds of $16,398.

Nevada Copper Financing

On May 9, 2023, Nevada Copper Corp. (“Nevada Copper”) announced a “bought deal” public offering for gross proceeds not less than $35,000 (the “Offering”) with subscription commitments from Pala Investments Limited (“Pala”) and Mercuria Energy Holdings (Singapore) Pte. Ltd. (“Mercuria”).

The Offering is being conducted in connection with a larger $115,000 financing package announced by Nevada Copper pursuant to a binding financing package agreement dated May 9, 2023, entered with Triple Flag, Pala and Mercuria. Pursuant to the binding financing package agreement, Triple Flag has committed and agreed to:

i.	fund its portion of a remaining $10,000 tranche available under the KfW Facility that was entered into on October 28, 2022 (“Tranche A-2”) (with $1,500 funded on May 8, 2023);
ii.	reinvest the net proceeds of up to the first $15,000 of metal deliveries to be made to Triple Flag in 2023 and 2024 under the stream agreement dated December 21, 2017, as amended (the “Stream Reinvestment”); and
iii.	subject to certain approvals, to agree with each of Pala and Mercuria, to expand the existing Tranche A-2 from $25,000 to $35,000 (the “Expansion”).

Subject to certain approvals, including that of the Toronto Stock Exchange, $5,000 (including any accrued interest) that was previously funded under Tranche A-2, is to be repaid to each of Triple Flag, Pala and Mercuria through the issuance of common shares of Nevada Copper.